August 9, 2024 VIA EMAIL AND EDGAR United States Securities and Exchange Commission Division of Corporate Finance Office of Crypto Assets 100 F Street, N.E. Washington, D.C. 20549-4631 Attn: David Gessert, Staff Attorney Re: Greenidge Generation Holdings Inc. Registration Statement on Form S-1 (the “Registration Statement”) Filed August 1, 2024 File No. 333-281156 Request for Acceleration Dear Mr. Gessert: Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Greenidge Generation Holdings Inc. (the “Company”) hereby requests that the effective date of the Company’s above- referenced Registration Statement be accelerated by the Securities and Exchange Commission so that the Registration Statement will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on August 12, 2024, or as soon thereafter as is practicable. Please advise our counsel, Kenneth M. Silverman, of such effectiveness of such Registration Statement. Very truly yours, Christian Mulvihill Chief Financial Officer, Greenidge Generation Holdings Inc. cc: Jordan Kovler Kenneth M. Silverman, Esq.